Mail Stop 3561

      							July 28, 2005

VIA INTERNATIONAL MAIL AND FAX  011-852-2121-3205

Mr. Alexander A. Lutsky
Chief Accountant (CFO)
OISC Long Distance and International Telecommunications Rostelecom 14, 1st Tverskaya-Yamskaya Street
125047 Moscow
Russian Federation

	Re:	Rostelecom
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 29, 2005
		File No.  1-14748

Dear Mr. Lutsky:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 20-F for Fiscal Year Ended December 31, 2004

Investment Policy Highlights, page 23

1. We note that you have planned to phase out your analog trunk lines which, per your disclosure on page 29, consisted of 15,810 lines. Tell us your consideration of paragraph 8 of FAS 144. Also tell us why the estimated lives of these lines were not revised under US GAAP.

Restatement of Historical Financial Statements, page 56

2. We note that you recognize revenue "when it is probable that the
economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be reliably measured."
We further note your disclosure here that prior to the
restatement,
you "recognized revenues and expenses related to intercity and international telephone services based on the difference between actual billings and actual traffic. This adjustment resulted in a build-up of an unbilled receivable ..., the realizability of which could not be assured ... in the absence of clear regulatory and
contractual guidelines."   Tell us why your accounting is
appropriate
under US GAAP and include in your response references to the appropriate accounting literature. Also tell us how you determined the actual billings. In this connection,

* in light of your decision to record revenues based on actual billings, tell us how you concluded that you have recorded, in revenue, all amounts that are realized or realizable and earned.
Refer to Topic 13.A.1 of SAB 104.

* Describe the unclear regulatory and contractual guidelines that preclude recognition of actual traffic into revenues.

* Tell us how you intend to account for any unrecorded unbilled traffic as of the 2004 balance sheet date and if any amount is subsequently realizable or measurable, pending further resolution.

* Additionally, tell us how you accounted for unbilled (but potentially billable) traffic occurring between the billing cutoff date and the balance sheet date as well as the related costs.

* Tell us if you expect to revise your basis for revenue measurement as a result of the implementation of the Unified Billing System
(UBS). We note your disclosure on page 23 that the new system is expected to improve the precision of settlements between operators and automate the traffic routing process.


Novation Agreements, page 102

3. Tell us the US GAAP accounting impact, if any, which arose from the substitution of your lease obligations into borrowings under the
Novation Agreements and the related transfer of assets.

Note 12. Accounts Receivable, Net. Page F-29

4. Tell us the nature of the accounts receivable written off in the amount of RUR 774 million.

Note 18. Interest-bearing loans, page F-34

5. We note that the Government, which has a significant ownership in you through Syzainvest, forgave and wrote off fines and penalties related to your overdue debt that resulted in a gain of RUR 752 million. Tell us your consideration of SAB Topic 5.T.

Note 23. Discontinued Operations, page F-39

6. Tell us how you accounted for Westelcom`s purchase of RTC-
Leasing`s rights under the Novation Agreements for RUR 368 million.
We note that you were obligated to pay RUR 2,311 million to RTC-
Leasing in 2038.

7. Tell us the nature of the differences in the amounts paid to RTC-
Leasing as reported in this section and in "Second Amended Lease
Agreements" on page 102. Also tell us the amount recorded in the financial statements.

Note 36. New US GAAP standards adopted in 2004, page F-57

8. We note that your investment in GlobalTel is accounted for under the equity method. For US GAAP purposes, tell us how you concluded that this investment is not required to be consolidated under paragraph 5 of FIN 46R.


Note 36. Statement of Shareholders` Equity, page F-60

9. We note that you are required to maintain a reserve fund through mandatory annual transfers of at least 5% of your statutory net profits. Separately present this reserve in your statement of shareholders` equity. See paragraph 15 of FAS 5.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please file your response letter via EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Alexander Lutsky
Rostelecom
July 28, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE